Exhibit 99.1

No. 2723534 THE COMPANIES ACT 2006 PUBLIC COMPANY LIMITED BY SHARES ARTICLES OF ASSOCIATION OF ASTRAZENECA PLC Incorporated 17 June 1992 Registered Office: 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA

COMPANY NO. 2723534 COMPANIES ACT 2006 A PUBLIC COMPANY LIMITED BY SHARES ARTICLES OF ASSOCIATION of AstraZeneca PLC (adopted by special resolution passed on 3 November 2025) PRELIMINARY 1. The regulations in Table A in the schedule to the Companies (Tables A to F) Regulations 1985 as in force at the date of the incorporation of the Company shall not apply to the Company. 2. In these Articles, except where the subject or context otherwise requires: Act means the Companies Act 2006 including any modification or re-enactment of it for the time being in force; ADR means an American depositary receipt issued by the ADR Depositary evidencing a number of ADSs; ADR Depositary means JPMorgan Chase Bank, N.A., as depositary for the ADR Programme; ADR Programme means the Company’s ADR programme pursuant to which, as at the date of adoption of these Articles, Ordinary Shares are traded in the United States in the form of ADSs at a ratio of 2:1 ADSs to Ordinary Shares, evidenced by ADRs which are traded on Nasdaq; ADS means an American depositary share, two of which represent one Ordinary Share; ADS DTC Participants means the DTC participants who held interests in ADSs for their own benefit or for the benefit of those shareholders beneficially entitled to the Cede ADS Shares immediately prior to the implementation of the Harmonised Listing Structure; Table A Definitions

Affiliate Shareholder means any person who holds Affiliate Shares; Affiliate Shares has the meaning given in Article 149.5; Approved Depositary means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the directors whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the directors for the purpose of these Articles, and for the avoidance of doubt shall include DTC and the DTC Nominee; Articles means these articles of association as altered from time to time by special resolution; AstraZeneca DI has the meaning given in Article 149.1(d); AstraZeneca DR means a depositary receipt issued by the Initial Depositary representing a beneficial interest in an Ordinary Share; auditors means the auditors of the Company; the board means the directors or any of them acting as the board of directors of the Company; Cede ADS Shares has the meaning given in Article 149.6(a); certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly; Circular has the meaning given in Article 149.1(d); clear days in relation to the sending of a notice means the period excluding the day on which a notice is given or deemed to be given and the day for which it is given or on which it is to take effect; CREST means the electronic settlement system for UK and Irish securities, operated by Euroclear UK & International Limited; CSN Eligible Certificated Shares means Ordinary Shares (other than Affiliate Shares) held in certificated form immediately prior to the implementation of the Harmonised Listing Structure by Shareholders resident in any CSN Permitted Jurisdiction; CSN Facility means the corporate sponsored nominee facility arranged by the Company with the CSN Operator; CSN Non-Eligible Certificated Shares means Ordinary Shares (other than Affiliate Shares) held in certificated form immediately prior to the implementation of the

Harmonised Listing Structure by Shareholders resident in any jurisdiction other than a CSN Permitted Jurisdiction; CSN Operator means Computershare Investor Services PLC or such other person as the board may nominate; CSN Permitted Jurisdiction means a jurisdiction in which participation in the CSN Facility is permitted (being, as at the date of adoption of these Articles, Argentina, Botswana, Brazil, Chile, Gibraltar, Guernsey, Guinea, Hong Kong, Indonesia, Isle of Man, Jersey, Mexico, Namibia, Paraguay, Peru, South Africa, South Korea, Switzerland, Taiwan, United Kingdom and countries within the European Economic Area); CTCNA means Computershare Trust Company, N.A.; DI Custodian means CTCNA (in its capacity as custodian of the AstraZeneca DIs) or such other person as the DI Depositary may nominate; DI Depositary means Computershare Investor Services PLC or such other person as the board may nominate; director means a director of the Company; dividend means dividend or bonus; DR Terms has the meaning given in the Circular; DTC Eligible London Listed Shares means all of the uncertificated Ordinary Shares held within CREST as may be traded on the London Stock Exchange immediately prior to the implementation of the Harmonised Listing Structure, other than any such Ordinary Shares which are either (i) DTC Eligible Swedish Listed Shares, or (ii) Affiliate Shares; DTC Eligible Swedish Listed Shares means all of the uncertificated Ordinary Shares held within CREST by Euroclear Sweden AB as custodian for the Relevant Members and which may be traded on the Nasdaq Stockholm AB immediately prior to the implementation of the Harmonised Listing Structure, other than any such Ordinary Shares which are Affiliate Shares; DTC Nominee means Cede & Co. or such other depositary, custodian, nominee or similar entity that holds legal title to the Ordinary Shares as nominee for DTC from time to time; DTC Participant means any entity (or any nominee of such entity) having one or more participant accounts with DTC; DTC has the meaning given in Article 149.1; Election Agent means CTCNA (in its capacity as election agent) or such other person as the board may nominate;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law; Harmonised Listing Structure means the proposed upgrading of the Company’s existing United States equity listing by way of a direct listing of Ordinary Shares on the NYSE in place of the existing listing of ADSs on Nasdaq; holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share; Initial Depositary means CTCNA (in its capacity as the initial depositary) or such other person as the board may nominate; Initial Depositary Nominee means GTU Ops Inc. or such other person as the Initial Depositary nominate; member means a member of the Company; Nasdaq means The Nasdaq Stock Market, Inc.; office means the registered office of the Company; Operator means a person that acts as operator of a relevant system; Ordinary Shares means the ordinary shares of US$0.25 each in the Company; Other ADS Shares has the meaning given in Article 149.6(b); Other Registered ADS Holders has the meaning given in Article 149.6(b); paid means paid or credited as paid; recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 778 of the Act; register means either or both of the issuer register of members and the Operator register of members of the Company; Redeemable Preference Shares means the redeemable preference shares of £1.00 each in the Company; Regulations means any provision in legislation or rules and procedures of any relevant system which relates to uncertificated shares or to the transfer of uncertificated shares or how the ownership of uncertificated shares is evidenced; Relevant Member means a member who held any Ordinary Share(s) immediately prior to the implementation of the Harmonised Listing Structure;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 49 or 50 of the Act; secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary; Transfer Agent means CTCNA (in its capacity as transfer agent) or such other person as the board may nominate; uncertificated share means a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly; and United Kingdom means Great Britain and Northern Ireland. 3. Where, in relation to a share, these Articles refer to a relevant system, the reference is to the computer-based system which allows uncertificated shares to be transferred without using transfer forms, in which that share is a participating security at the relevant time. References to a document or information being sent, supplied or given to or by a person mean such document or information, or a copy of such document or information, being sent, supplied, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and sending, supplying and giving shall be construed accordingly. References to writing mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and written shall be construed accordingly. Nothing in these Articles shall preclude the holding and conducting of a meeting in such a way that persons who are not present together at the same place may by electronic means attend and speak and vote at it. References to a person’s participation in the business of any general meeting include without limitation and as relevant the right (including, in the case of a corporation, through a duly appointed representative) to speak, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Companies Acts or these Articles to be made available at the meeting and participate and participating shall be construed accordingly. References to electronic facility mean a device, system, procedure, method or facility providing an electronic means of attendance at or participation in (or both attendance at and participation in) a general meeting determined by the board pursuant to Article 32.1. Construction

References to a meeting mean a meeting convened and held in any manner permitted by these Articles, including without limitation a general meeting of the Company at which some or all persons entitled to be present attend and participate by means of electronic facility or facilities, and such persons shall be deemed to be present at that meeting for all purposes of the Act and these Articles and attend and participate, attending and participating and attendance and participation shall be construed accordingly. Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations. Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context. Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force. Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles. In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word board in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power. SHARE CAPITAL AND LIMITED LIABILITY 4.1 The liability of the members is limited to the amount, if any, unpaid on the shares held by them. 4.2 The rights attaching to the Redeemable Preference Shares are as follows: (a) On a distribution of assets of the Company among its members on a winding up or other return of capital (other than a redemption or purchase by the Company of its own shares), the holders of the Redeemable Preference Shares shall be entitled, in priority to any holder of any Ordinary Shares, to receive Limited liability Rights attaching to Redeemable Preference Shares an amount equal to the aggregate of the capital paid up or credited as paid up on each Redeemable Preference Share. (b) Save as provided in Article 4.2(a), the holders of the Redeemable Preference Shares shall not be entitled to any participation in the profits or assets of the Company. (c) The holders of Redeemable Preference Shares have no right to receive notice of and do not have the right to attend any general meeting of the Company subject to the following exceptions: (i) if it is proposed at the meeting to consider any resolution approving the winding up of the Company, the holders of the Redeemable Preference Shares shall be entitled to attend such a meeting but not to speak or vote; (ii) if it is proposed at the meeting to consider any resolution which abrogates or adversely varies or otherwise directly adversely affects the special rights and privileges attaching to the Redeemable Preference Shares, the holders of the Redeemable Preference Shares shall have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on. (d) If entitled to vote at a general meeting of the Company, every holder of Redeemable Preference Shares present in person or by proxy (or, being a corporation, by a duly authorised representative) shall have one vote for every 50,000 Redeemable Preference Shares held by such holder. (e) Notwithstanding the rights of the holders of Redeemable Preference Shares under Article 4.2(a), the written consent of the holders of three quarters in nominal value of the issued Redeemable Preference Shares or the sanction of a special resolution passed at a separate general meeting of the holders of the Redeemable Preference Shares is required if the special rights and privileges attaching to the Redeemable Preference Shares are to be abrogated, or adversely varied or otherwise directly adversely affected in any way. The creation, allotment or issue of shares or securities which rank in priority to or equally with the Redeemable Preference Shares (or of any right to call for the allotment or issue of such shares or securities) is for these purposes deemed not to be an abrogation or variation or to have an effect on the rights and privileges attaching to Redeemable Preference Shares. (f) All provisions of the Articles relating to general meetings of the Company shall apply mutatis mutandis to every general meeting of the holders of the Redeemable Preference Shares. (g) Subject to the Act, the Company shall have the right at any time to redeem any such Redeemable Preference Share (provided that it is credited as fully paid) by giving to the registered holder not less than 7 days written notice of its intention to do so (the Redemption Notice).

(h) The Redemption Notice must specify the number of Redeemable Preference Shares to be redeemed, the amount payable on redemption and the time (Redemption Date) and place at which: (i) the share certificates in respect of the Redeemable Preference Shares must be delivered to the Company for cancellation; and (ii) the Company shall pay to the registered holders of the Redeemable Preference Shares to be redeemed the redemption money in respect of such Redeemable Preference Shares, and the holders of the Redeemable Preference Shares to be redeemed shall be bound by the Redemption Notice. (i) The amount to be paid on redemption of each Redeemable Preference Share shall equal the amount credited as paid up on it (excluding any share premium) and in the case of a partial redemption proportionately in respect of each holding of Redeemable Preference Shares; and if, in accordance with the Act, the Redeemable Preference Shares shall not on any such date be capable of being redeemed by the Company, such redemption shall be effected as soon as is possible after the Redeemable Preference Shares shall have become capable of being redeemed. (j) If any holder of a Redeemable Preference Share to be redeemed fails or refuses to surrender the share certificate(s) or indemnity for such Redeemable Preference Share (or fails or refuses to accept the redemption money payable in respect of it), the Company shall retain such money and hold it on trust for such holder without interest but, nevertheless, the Redeemable Preference Shares shall be redeemed and cancelled by the Company and the Company shall have no further obligation whatsoever to the holder of a Redeemable Preference Share. (k) No Redeemable Preference Share shall be redeemed otherwise than out of distributable profits or the proceeds of a fresh issue of shares made for the purposes of the redemption or out of capital to the extent permitted by the Act. (l) No Redeemable Preference Share redeemed by the Company shall be capable of re-issue and on redemption of any Redeemable Preference Shares the directors may convert the share capital created as a consequence of such redemption into shares of any other class of share capital into which the share capital of the Company is or may at that time be divided of a like nominal amount (as nearly as may be) as the shares of such class then in issue or into unclassified shares of the same. 5.1 Subject to the provisions of the Companies Acts and without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be classified and be issued in any currency with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Shares with special rights

Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the board may classify and determine) and the Company may issue any shares which are, or at the option of the Company or the holder are liable to be redeemed on such terms and in such manner as may be provided by these Articles. 6.1 Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security. 6.2 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class: (a) is held in uncertificated form; or (b) is permitted in accordance with the Regulations to become a participating security. 6.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of, or otherwise enforce a lien over, a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system: (a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company; (b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice; (c) to require the holder of that uncertificated share by notice to appoint any person to take any step including, without limitation, the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; (d) to require the Operator to convert that uncertificated share into certificated form in accordance with the Regulations; and (e) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share, or otherwise to enforce a lien in respect of that share. 7. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 8: Uncertificated shares Not separate class of shares Exercise of Company’s entitlements in respect of uncertificated shares Residual allotment powers

(a) the board has general authority to exercise all the powers of the Company to allot shares and to grant rights to subscribe for and to convert any security into shares; (b) all shares shall be at the disposal of the board; and (c) the board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit. 8. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder. The board may determine the terms, conditions and manner of redemption of shares provided that it does so before the shares are allotted. 9. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. 10. Except as required by law, or as otherwise provided by these Articles, the Company shall recognise no person as holding any share on any trust and the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder’s absolute right to the entirety of the share (or fractional part of the share). VARIATION OF RIGHTS 11.1 Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either: (a) with the consent of the holders of three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), which consent shall be in hard copy form or in electronic form sent to such address (if any) for the time being specified by, or on behalf of, the Company for that purpose, or in default of such specification to the office, and may consist of several documents, each executed or authenticated in such manner as the board may approve by, or on behalf of, one or more holders, or a combination of both; or (b) with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class, but not otherwise. Redeemable shares Commissions Trusts not recognised Method of varying rights

11.2 For the purposes of Article 11.1, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by: (a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and (b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares, but shall not be deemed to be varied by: (c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or (d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system. SHARE CERTIFICATES 12. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by that member (and, on transferring a part of that member’s holding of certificated shares of any class, to a certificate for the balance of that member’s holding of certificated shares). Every member may elect to receive one or more additional certificates for any of that member’s certificated shares if that member pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall: (a) be executed under the seal or otherwise in accordance with Article 112 or in such other manner as the board may approve; and (b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares. The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate. 13. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise When rights deemed to be varied Members’ rights to certificates Replacement certificates free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate. LIEN 14.1 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to any amount (including, without limitation, dividends) payable in respect of it. 14.2 The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold. 14.3 To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company’s powers under Article 6.3 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and the buyer’s title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale. 14.4 The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale. CALLS ON SHARES 15.1 Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to the Company the amount called on the shares held by such member as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on such person even if the shares in respect of which the call was made are subsequently transferred. 15.2 A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed. Company to have lien on shares Enforcement of lien by sale Giving effect to sale Application of proceeds Power to make calls Time when call made

15.3 The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it. 15.4 If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined in the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part. 15.5 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified. 15.6 Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares. 15.7 The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by such member. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act). FORFEITURE AND SURRENDER 16.1 If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. 16.2 If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the Liability of joint holders Interest payable Deemed calls Differentiation on calls Payment of calls in advance Notice requiring payment of call Forfeiture for non-compliance date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries. 16.3 Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company’s powers under Article 6.3. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share. 16.4 A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by such person to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal. 16.5 The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited. 16.6 The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts. 16.7 A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and such person’s title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share. Sale of forfeited shares Liability following forfeiture Surrender Extinction of rights Evidence of forfeiture or surrender

TRANSFER OF SHARES 17.1 Without prejudice to any power of the Company to register as shareholder a person to whom the right to any share has been transmitted by operation of law, the instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal. 17.2 The board may, in its absolute discretion, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis. 18.1 The board may also refuse to register the transfer of a certificated share unless the instrument of transfer: (a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer; (b) is in respect of only one class of shares; and (c) is in favour of not more than four transferees. 18.2 In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question. 19. If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company or the Operator instruction was received, as the case may be. 20. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share. 21. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent. TRANSMISSION OF SHARES 22. If a member dies, the survivor or survivors where such member was a joint holder, and such member’s personal representatives where such member was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to such member’s interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by such member. Form and execution of transfer of certificated share Transfers of partly paid certificated shares Invalid transfers of certificated shares Transfers by recognised persons Notice of refusal to register No fee payable on registration Retention of transfers Transmission

23.1 A person becoming entitled by transmission to a share may, on production of any evidence as to such person’s entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by such person registered as the transferee. If such person elects to become the holder such person shall send notice to the Company to that effect. If such person elects to have another person registered and the share is a certificated share, such person shall execute an instrument of transfer of the share to that person. If such person elects to be registered or have another person registered and the share is an uncertificated share, such person shall take any action the board may require (including, without limitation, the execution of any document and the giving of any instruction by means of a relevant system) to enable the person or that other person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred. 23.2 The board may at any time send a notice requiring any such person to elect either to be registered or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with. 23.3 A person becoming entitled by transmission to a share shall, on production of any evidence as to such person’s entitlement properly required by the board and subject to the requirements of Article 23.1, have the same rights in relation to the share as such person would have had if such person were the holder of the share, subject to Article 120. That person may give a discharge for all dividends and other moneys payable in respect of the share, but such person shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or participate in, any meeting of the Company or to receive notice of, or to attend or participate in, any separate meeting of the holders of any class of shares in the capital of the Company. ALTERATION OF SHARE CAPITAL 24. All shares created by increase of the Company's share capital, by consolidation, division or sub-division of its share capital or the conversion of stock into paid-up shares shall be subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission. 25. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it Elections permitted Elections required Rights of persons entitled by transmission New shares subject to these Articles Fractions arising considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and the buyer’s title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale. GENERAL MEETINGS 26. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts. 27. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that: (a) the necessary quorum shall be two persons holding or representing by proxy or corporate representative at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, one holder present in person or by proxy or corporate representative, whatever the amount of such holder’s holding, who shall be deemed to constitute a meeting; (b) any holder of shares of the class present in person or by proxy or corporate representative may demand a poll; and (c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by such holder provided that, where more than one corporate representative purport to exercise a power in respect of the same shares: (i) if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and (ii) if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised. For the purposes of this Article, where a person is present by proxy or proxies, that person is treated only as holding the shares in respect of which those proxies are authorised to exercise voting rights. 28. The board may call general meetings whenever and at such times as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene a general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors available to call a general meeting any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors. 29. The board shall determine in relation to each general meeting means of attendance at and participation in the meeting, including whether the persons entitled to attend and participate in the general meeting shall be enabled to do so by, in addition Annual general meetings Class meetings Convening general meetings to simultaneous attendance and participation at a physical place (or places, by way of satellite meetings in accordance with Article 32.1) anywhere in the world determined by it, by means of electronic facility or facilities determined by it in accordance with Article 32.1. NOTICE OF GENERAL MEETINGS 30.1 An annual general meeting shall be called by at least 21 clear days’ notice. Subject to the provisions of the Companies Acts, all other general meetings may be called by at least 14 clear days’ notice. 30.2 Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to every member and every director. The auditors are entitled to receive all notices of, and other communications relating to, any general meeting which any member is entitled to receive. 31.1 Subject to the provisions of the Companies Acts, the notice shall specify the time, date and place of the meeting, the means, or all different means, of attendance and participation (including, without limitation, any satellite meeting places arranged for the purposes of Article 32.1, which shall be identified as such in the notice, and any electronic facilities the board has determined be used to enable attendance and participation in the meeting in accordance with Article 32.1), any access, identification and security arrangements determined in accordance with Article 33.2 and the general nature of the business to be dealt with. 31.2 In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution. 31.3 The notice shall include details of any arrangements made for the purpose of Article 32.6 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates). 32.1 The board (or the chair of the meeting in the case of an adjourned meeting) shall determine the means, or all different means, of attendance and participation used in relation to a general meeting and may resolve to enable persons entitled to attend and participate in a general meeting (or an adjourned general meeting, as the case may be) to do so by simultaneous attendance and participation: 32.2 at one or more satellite meeting places anywhere in the world; and/or 32.3 by means of electronic facility or facilities. 32.4 The members present in person or by proxy at satellite meeting places or by means of electronic facility or facilities shall be counted in the quorum for, and entitled to vote at, the general meeting in question. That meeting shall be duly constituted and its proceedings valid if the chair of the general meeting is satisfied that the facilities provided by or on behalf of the Company are available throughout the general meeting to ensure that members attending at all the meeting places and by means of electronic facility or facilities are able to: Period of notice Recipients of notice Contents of notice: general Contents of notice: additional requirements Article 32.6 arrangements General meetings at more than one place and/or by means of electronic facilities

(a) participate in the business for which the meeting has been convened; (b) hear by any means all persons who speak at the meeting; and (c) be heard by any means by all other persons present at the meeting. The inability of any member present in person or by proxy at such a satellite meeting or by means of such electronic facility to participate in the business for which the meeting has been convened, hear by any means all persons who speak at the meeting or be heard by any means by all other persons present at the meeting on account of a breakdown in electronic facilities in relation to such member(s) specifically (and not in relation to the meeting generally) shall not in any way affect the validity of the proceedings of the meeting. 32.5 If it appears to the chair of the general meeting that the facilities at the principal meeting place or any satellite meeting place have or any electronic facility has become inadequate for the purposes referred to in Article 32.1, then the chair may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 38.2 shall apply to that adjournment. 32.6 The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (by any means) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting. 32.7 The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 32.6 (including, without limitation, the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, such member shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 32.6. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting. 32.8 If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides in its absolute discretion that it is impracticable or unreasonable, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting in relation to which the board has determined to enable participation and attendance by way of Interruption or adjournment where facilities inadequate Other arrangements for viewing and hearing proceedings Controlling level of attendance Change in place and/or time of meeting satellite meetings in accordance with Article 32.1) and/or by means of a declared electronic facility, and/or at the declared time, it may change the place (or any of the places, in the case of a meeting in relation to which the board has determined to enable participation and attendance by way of satellite meetings in accordance with Article 32.1) and/or electronic facility, and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change again the place (or any of the places, in the case of a meeting in relation to which the board has determined to enable participation and attendance by way of satellite meetings in accordance with Article 32.1) and/or electronic facility and/or postpone the time if it decides that it is reasonable to do so. In any case: (a) no new notice of the meeting need be sent, but the board shall take reasonable steps to advertise the date and time of the meeting, and the means of attendance and participation (including the place (or any of the places, in the case of a meeting in relation to which the board has determined to enable participation and attendance by way of satellite meetings in accordance with Article 32.1) and/or any electronic facility) for the meeting, which may include advertising that information by means of a notice on the Company’s website or an announcement to a regulatory information service (and those means, if both are used in relation to the board’s decision, shall be deemed to constitute reasonable steps to advertise for the purposes of this Article) and shall, if practicable, make arrangements for notices of the change of place or places and/or electronic facility or facilities and/or postponement to appear at the original place or places and/or on the original electronic facility or facilities, in each case at the original time; and (b) a proxy appointment in relation to the meeting may, if by means of a document in hard copy form, be delivered to the office or to such other place within the United Kingdom or overseas as may be specified by, or on behalf of, the Company in accordance with Article 62.1(a) or, if in electronic form, be received at the address (if any) specified by, or on behalf of, the Company in accordance with Article 62.1(b), at any time not less than 48 hours before the postponed time appointed for holding the meeting provided that the board may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of a day that is not a working day. 33.1 The accidental omission to send a notice of a meeting or resolution, or to send any notification where required by the Companies Acts (or equivalent legislation in any jurisdiction) or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts (or equivalent legislation in any jurisdiction) or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice, resolution or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting. 33.2 The board (and, at a general meeting, the chair) may make any arrangement and impose any requirement or restriction it or they consider appropriate to ensure the security of a general meeting, whether held at a physical place or by means of electronic facility or facilities or to ensure the health, safety and security of those attending the meeting at a physical place. This includes, without limitation: Accidental omission to send notice etc. Security arrangements

(a) requirements for evidence of identity to be produced by those attending the meeting and requirements to ensure the security of any electronic communication; and (b) for general meetings held at a physical place, the searching of personal property (or other such searches that the board and, at any general meeting, the chair, may direct for health, safety and/or security reasons) and the restriction of items that may be taken into the meeting place. 33.3 The board and, at any general meeting, the chair are entitled to refuse entry to, or physically or electronically eject from meetings, any person who refuses to comply with these arrangements, requirements or restrictions or any person who in the opinion of the board and, at any general meeting, the chair is acting in a manner that threatens the health, safety and/or security of people attending the meeting and/or the proper and orderly conduct of a meeting. PROCEEDINGS AT GENERAL MEETINGS 34. No business shall be dealt with at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chair, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two qualifying persons present at a meeting and entitled to vote on the business to be dealt with are a quorum, unless: (a) each is a qualifying person only because such person is authorised under the Companies Acts to act as a representative of a corporation in relation to the meeting, and they are representatives of the same corporation; or (b) each is a qualifying person only because such person is appointed as proxy of a member in relation to the meeting, and they are proxies of the same member. For the purposes of this Article a “qualifying person” means: (i) an individual who is a member of the Company; (ii) a person authorised under the Companies Acts to act as a representative of a corporation which is a member of the Company in relation to the meeting; or (iii) a person appointed as proxy of a member of the Company in relation to the meeting. 35. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chair of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and with such means of attendance and participation (including at such place and by means of such electronic facility) as the chair of the meeting may, subject to the provisions of the Companies Acts, determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting. 36. The chair, if any, of the board or, if there is no chair of the board or in their absence from the principal place of meeting, any deputy chair of the Company or, in their absence from the principal place of meeting, some other director nominated by the Quorum If quorum not present Chair board, shall preside as chair of the meeting. If neither the chair, a deputy chair nor such other director (if any) is present at the principal place of meeting within five minutes after the time appointed for holding the meeting or is not willing to act as chair, the directors present at the principal place of meeting shall elect one of their number to be chair. If there is only one director present at the principal place of meeting and willing to act, that director shall be chair. If no director is willing to act as chair, or if no director is present at the principal place of meeting within five minutes after the time appointed for holding the meeting, the members at the principal place of meeting present in person or by proxy and entitled to vote shall choose a member present at the principal place of meeting in person to be chair. 37. A director shall, notwithstanding that the director is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company. 38.1 The chair may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. In addition (and without prejudice to the chair’s power to adjourn a meeting conferred by Article 32.5), the chair may adjourn the meeting to another time and place without such consent if it appears to them that it would facilitate the conduct of the business of the meeting to do so. 38.2 Any such adjournment may, subject to the provisions of the Companies Acts, be for such time and place and with such other means of attendance or participation (including at such place and/or by means of such electronic facility) as the chair may, in their absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to attend or participate in the adjourned meeting. The discretion of the chair shall include the discretion as to whether to make arrangements for a satellite meeting place in respect of the adjourned meeting and whether the meeting place of the adjourned meeting should be in a different country from the original principal meeting place. Any member unable to be present at the adjourned meeting may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 62.1 or by means of a document in hard copy form which, if delivered at the meeting which is adjourned to the chair or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 62.1(a). When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time of, place, and means, or all different means, of attendance and participation (including any satellite meeting place and/or electronic facility) for, the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be dealt with at an adjourned meeting. No business shall be dealt with at an adjourned meeting other than business which might properly have been dealt with at the meeting had the adjournment not taken place. 39. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chair, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chair, an amendment may be withdrawn by its proposer before it is voted on. No amendment to Directors entitled to speak Adjournment: chair’s powers Adjournment: procedures Amendments to resolutions a resolution duly proposed as a special resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either: (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered (which, if the board so specifies, shall be calculated taking no account of any part of a day that is not a working day), notice of the terms of the amendment and the intention to move it has been delivered in hard copy form to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in electronic form at such address (if any) for the time being specified by or on behalf of the Company for that purpose, or (b) the chair in their absolute discretion decides that the amendment may be considered and voted on. 40. For so long as any Ordinary Shares are held in a settlement system operated by DTC and the DTC Nominee holds legal title to such Ordinary Shares for DTC, any resolution put to the vote of a general meeting must be decided on a poll and this Article 40 may only be removed, amended or varied by resolution of the members passed unanimously at a general meeting of the Company. 41. A resolution put to the vote at a general meeting held partly by means of electronic facility or facilities shall, unless the chair of the meeting determines that it shall (subject to the remainder of this Article) be decided on a show of hands, be decided on a poll. 42. Subject to Articles 40 and 41, a resolution put to the vote at a general meeting shall be decided on a show of hands unless before, or on the declaration of the result of, a vote on the show of hands, or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by: (a) the chair of the meeting; or (b) (except on the election of the chair of the meeting or on a question of adjournment) at least five members present in person or by proxy having the right to vote on the resolution; or (c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to any shares held as treasury shares); or (d) any member or members present in person or by proxy holding shares conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares conferring a right to vote on the resolution which are held as treasury shares). Method of voting to apply for so long as Ordinary Shares held in DTC Method of voting if general meeting is held electronically Method of voting at general meetings

The appointment of a proxy to vote on a matter at a meeting authorises the proxy to demand, or join in demanding, a poll on that matter. In applying the provisions of this Article, a demand by a proxy counts (i) for the purposes of paragraph (b) of this Article, as a demand by the member, (ii) for the purposes of paragraph (c) of this Article, as a demand by a member representing the voting rights that the proxy is authorised to exercise, and (iii) for the purposes of paragraph (d) of this Article, as a demand by a member holding the shares to which those rights are attached. 43. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) or otherwise required pursuant to these Articles, a declaration by the chair that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. 44. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chair. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chair or any other member entitled may demand a poll. 45. Subject to Article 46, a poll shall be taken as the chair directs and the chair may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time, place and means for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. 46. A poll demanded or otherwise required pursuant to these Articles on the election of a chair or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded or otherwise required pursuant to these Articles on any other question shall be taken either at the meeting or at such time, place and by such means of attendance and participation (including at such place and/or by means of such electronic facility) as the chair directs not being more than 30 days after the poll is demanded. Subject to Article 40, the demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. Subject to Article 40, if a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made. 47. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at and means by which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at and means by which the poll is to be taken. 48. Where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective. VOTES OF MEMBERS 49. Subject to any rights or restrictions attached to any shares, on a vote on a resolution on a show of hands: Declaration of result Withdrawal of demand for poll Conduct of poll When poll to be taken Notice of poll Effectiveness of special resolutions Right to vote on a show of hands

(a) every member who is present in person shall have one vote; (b) subject to paragraph (c), every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote; (c) a proxy has one vote for and one vote against the resolution if: (i) the proxy has been duly appointed by more than one member entitled to vote on the resolution, and (ii) the proxy has been instructed by one or more of those members to vote for the resolution and by one or more other of those members to vote against it. 50. Subject to any rights or restrictions attached to any shares, on a vote on a resolution on a poll every member present in person or by proxy shall have one vote for every share of which such member is the holder. 51. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register. 52. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by such member’s receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a show of hands or on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised provided that the Company may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of a day that is not a working day. 53. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by such member unless all moneys presently payable by the member in respect of that share have been paid. 54.1 If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 793 of the Act (a section 793 notice) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a direction notice) to such member direct that: Right to vote on a poll Votes of joint holders Member under incapacity Calls in arrears Section 793 of the Act: restrictions if in default

(a) in respect of the shares in relation to which the default occurred (the default shares, which expression includes any shares issued after the date of the section 793 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and (b) where the default shares represent at least one-quarter of one per cent. in nominal value of the issued shares of their class (excluding any shares of that class held as treasury shares), the direction notice may additionally direct that in respect of the default shares: (i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 119.1; (ii) no transfer of any default share shall be registered unless: (A) the member is not in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or (B) the transfer is an approved transfer; or (C) registration of the transfer is required by the Regulations. 54.2 The Company shall send a copy of the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice. 54.3 Where any person appearing to be interested in shares has been duly served with a section 793 notice and the shares in which such person appears to be interested are held by an Approved Depositary, the provisions of this Article shall be treated as applying only to those shares held by the Approved Depositary in which such person appears to be interested and not (insofar as such person’s apparent interest is concerned) to any other shares held by the Approved Depositary. 54.4 Where the member on which a section 793 notice is duly served is an Approved Depositary acting in its capacity as such, the obligations of the Approved Depositary as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it (and the provision of such information shall be at the Company's cost) and the default shares shall be those shares held by it in respect of which it or any other person has not complied with such obligations. Copy of notice to interested persons Service on Approved Depositaries Obligations of Approved Depositaries

54.5 Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of: (a) a notice of an approved transfer, but only in relation to the shares transferred; or (b) all the information required by the relevant section 793 notice, in a form satisfactory to the board. 54.6 The board may at any time send a notice cancelling a direction notice. 54.7 The Company may exercise any of its powers under Article 6.3 in respect of any default share that is held in uncertificated form. 55.1 For the purposes of this Article and Articles 54.1 to 54.7: (a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 793 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 793 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares; (b) the prescribed period is 14 days from the date of service of the section 793 notice; and (c) a transfer of shares is an approved transfer if: (i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 974 of the Act); or (ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or (iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded. 55.2 Nothing contained in Articles 54.1 to 54.7 or Article 55.1 limits the power of the Company under section 794 of the Act. 56. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out When restrictions cease to have effect Board may cancel restrictions Conversion of uncertificated shares Supplementary provisions Section 794 of the Act Errors in voting at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chair, it is of sufficient magnitude to vitiate the result of the voting. 57. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chair whose decision shall be final and conclusive. 58. On a poll, a member entitled to more than one vote need not, if that member votes, use all of that member’s votes or cast all the votes that member uses in the same way. PROXIES AND CORPORATE REPRESENTATIVES 59. In the case of a proxy appointment relating to Ordinary Shares held in the name of the DTC Nominee, such appointment shall be in a form or manner of communication approved by the board, which may include, without limitation, a voting instruction form to be provided to the Company by certain third parties on behalf of the DTC Nominee. The appointment of a proxy shall otherwise be made in writing and shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be: (a) in hard copy form; or (b) in electronic form, to the electronic address provided by the Company for this purpose. 60. The appointment of a proxy, whether made in hard copy form or in electronic form, shall be executed in such manner as may be approved by, or on behalf of, the Company from time to time. Subject thereto, the appointment of a proxy shall be executed by the appointer or any person duly authorised by the appointer or, if the appointer is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution. 61. The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company’s expense send hard copy forms of proxy for use at the meeting and issue invitations in electronic form to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that member. 62.1 Without prejudice to Article 32.8(b) or to the third sentence of Article 38.2, the appointment of a proxy shall: (a) if in hard copy form, be delivered by hand or by post to the office or such other place within the United Kingdom as may be specified by, or on behalf of, the Company for that purpose: Objection to voting Voting: additional provisions Appointment of proxy: form Execution of proxy Proxies: other provisions Delivery/receipt of proxy appointment

(i) in the notice convening the meeting; or (ii) in any form of proxy sent by, or on behalf of, the Company in relation to the meeting; not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 32.8) at which the person named in the appointment proposes to vote; or (b) if in electronic form, be received at any address to which the appointment of a proxy may be sent by electronic means pursuant to a provision of the Companies Acts or to any other address specified by or on behalf of the Company for the purpose of receiving the appointment of a proxy in electronic form: (i) in the notice convening the meeting; or (ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting; or (iii) in any invitation to appoint a proxy issued by the Company in relation to the meeting; or (iv) on a website that is maintained by or on behalf of the Company and identifies the Company; not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 32.8) at which the person named in the appointment proposes to vote; or (c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or (d) if in hard copy form, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chair or to the secretary or to any director. In calculating the periods mentioned in this Article, the board may specify, in any case, that no account shall be taken of any part of a day that is not a working day. 62.2 Subject to the provisions of the Companies Acts, where the appointment of a proxy is expressed to have been or purports to have been made, sent or supplied by a person on behalf of the holder of a share: (a) the Company may treat the appointment as sufficient evidence of the authority of that person to make, send or supply the appointment on behalf of that holder; and Authentication of proxy appointment not made by holder

(b) that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of reasonable evidence of the authority under which the appointment has been made, sent or supplied (which may include a copy of such authority certified notarially or in some other way approved by the board), to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid. 62.3 A proxy appointment which is not delivered or received in accordance with Article 62.1 shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one that was delivered or received last (regardless of when it was executed or by what means it was delivered or received) shall be treated as replacing and revoking the others as regards that share, provided that if the Company determines that it has insufficient evidence to decide whether or not a proxy appointment is in respect of the same share, it shall be entitled to determine which proxy appointment (if any) is to be treated as valid. Subject to the Companies Acts, the Company may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles. 63. A proxy appointment shall be deemed to entitle the proxy to exercise all or any of the appointing member’s rights to attend and to speak and vote at a meeting of the Company in respect of the shares to which the proxy appointment relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates. 64. The Company shall not be required to check that a proxy or corporate representative votes in accordance with any instructions given by the member by whom the proxy or corporate representative is appointed. Any failure to vote as instructed shall not invalidate the proceedings on the resolution. 65. Any corporation which is a member of the Company (in this Article the grantor) may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares. A director, the secretary or other person authorised for the purpose by the secretary may require all or any of such persons to produce a certified copy of the resolution of authorisation before permitting that person to exercise such person’s powers. Such person is entitled to exercise (on behalf of the grantor) the same powers as the grantor could exercise if it were an individual member of the Company. Where a grantor authorises more than one person: (a) on a vote on a resolution on a show of hands at a meeting of the Company, each authorised person has the same voting rights as the grantor would be entitled to; and (b) where paragraph (a) does not apply and more than one authorised person purport to exercise a power in respect of the same shares: (i) if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and Validity of proxy appointment Rights of proxy Votes by proxy Corporate representatives

(ii) if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised. 66. The termination of the authority of a person to act as a proxy or duly authorised representative of a corporation does not affect: (a) whether that person counts in deciding whether there is a quorum at a meeting; (b) the validity of a poll demanded by that person at a meeting; or (c) the validity of a vote given by that person, unless notice of the termination was either delivered or received as mentioned in the following sentence at least 24 hours before the start of the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of termination shall be either by means of a document in hard copy form delivered to the office or to such other place within the United Kingdom as may be specified by, or on behalf of, the Company in accordance with Article 62.1(a) or in electronic form received at the address specified by, or on behalf of, the Company in accordance with Article 62.1(b), regardless of whether any relevant proxy appointment was effected in hard copy form or in electronic form. NUMBER OF DIRECTORS 67. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than 5 nor more than 16. APPOINTMENT AND RETIREMENT OF DIRECTORS 68. At the annual general meeting of the Company in every year, all of the directors shall retire. A retiring director shall be eligible for re-election. 69. The Company at the meeting at which a director retires in manner aforesaid may, subject to Article 71, fill the vacated office by electing a person thereto. In default the retiring director shall, if offering themselves for re-election, be deemed to have been re-elected, unless: (a) at such meeting it is expressly resolved not to fill such vacated office or a resolution for the re-election of such director shall have been put to the meeting and lost; or (b) such director has given notice to the Company that such director is unwilling to be re-elected. The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring director or a resolution for that director’s re-election is put to the meeting and lost and accordingly Revocation of authority Limits on number of directors Number of directors to retire Appointment of directors a retiring director who is re-elected or deemed to have been re-elected will continue in office without a break. 70. A resolution for the election of 2 or more persons as directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void. 71. No person (other than a director retiring at the general meeting in question) shall be appointed a director at any general meeting unless: (a) the person recommended by the Company’s Nomination Committee; or (b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if such person were so appointed, be required to be included in the Company’s register of directors, together with notice executed by that person of that person’s willingness to be appointed. 72. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting. 73. The directors shall have the power to appoint as a director any person who is willing to act to be a director, either to fill a vacancy or as an additional director, and in either case, whether or not for a fixed term, provided such director has been nominated by the Company’s Nomination Committee, but so that the total number of directors shall not at any time exceed the number fixed by or pursuant to Article 67. Any director so appointed shall hold office only until the next annual general meeting and shall then be eligible for re-election. ALTERNATE DIRECTORS 74. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by such director. 75. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which the alternate director’s appointer is a member, to attend and vote at any such meeting at which the alternate director’s appointer is not personally present, and generally to perform all the functions of that alternate director’s appointer (except as regards power to appoint an alternate) as a director in the appointer’s absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom. Separate resolutions on appointment Eligibility for election Additional powers of the Company Appointment by board Power to appoint alternates Alternates entitled to receive notice

76. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom that alternate director represents (and who is not present) in addition to that alternate director’s own vote (if any) as a director, but that alternate director shall count as only one for the purpose of determining whether a quorum is present. 77. An alternate director may be repaid by the Company such expenses as might properly have been repaid to the alternate director if that alternate director had been a director but shall not be entitled to receive any remuneration from the Company in respect of the alternate director’s services as an alternate director except such part (if any) of the remuneration otherwise payable to the alternate director’s appointer as such appointer may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if that alternate director were a director. 78. An alternate director shall cease to be an alternate director: (a) if the alternate director’s appointer ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which the director retires, any appointment of an alternate director made by the alternate director’s appointer which was in force immediately prior to the director’s retirement shall continue after the director’s re-appointment; or (b) on the happening of any event which, if they were a director, would cause the alternate director to vacate their office as director; or (c) if the alternate director resigns their office by notice to the Company. 79. Any appointment or removal of an alternate director shall be by notice to the Company by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 74) on receipt of such notice by the Company which shall be in hard copy form or in electronic form sent to such address (if any) for the time being specified by or on behalf of the Company for that purpose. 80. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for such alternate director’s own acts and defaults and the alternate director shall not be deemed to be the agent of the director appointing the alternate director. POWERS OF THE BOARD 81. Subject to the provisions of the Companies Acts and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company including without limitation the power to dispose of all or any part of the undertaking of the Company. Alternates representing more than one director Expenses and remuneration of alternates Termination of appointment Method of appointment and revocation Alternate not an agent of appointer Business to be managed by board

No alteration of the Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board. 82. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate). DELEGATION OF POWERS OF THE BOARD 83. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by the director. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying, subject to the following: (a) notwithstanding the first sentence of Article 100, the quorum of any meeting or adjourned meeting may be fixed by the board and unless so fixed at any other number shall be two, of whom a majority are directors; (b) notwithstanding the third sentence of Article 99, questions arising at any meeting shall be decided by a majority of votes of those attending, provided that: (i) where the resolution is passed at a meeting of the committee, a majority of the members present are directors; and (ii) where the resolution is passed by the committee in writing pursuant to Article 104, a majority of those who agree to the resolution are directors. 84. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested Exercise by Company of voting rights Committees of the board Local boards, etc.

in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. 85. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines including, without limitation, authority for the agent to delegate all or any of such agent’s powers, authorities and discretions, and may revoke or vary such delegation. 86. The board may appoint any person to any office or employment having a designation or title including the word “director” or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word “director” in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles. BORROWING POWERS 87. The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. DISQUALIFICATION AND REMOVAL OF DIRECTORS 88. A person ceases to be a director as soon as: (a) that person ceases to be a director by virtue of any provision of the Act or is prohibited from being a director by law; (b) a bankruptcy order is made against that person; (c) a composition is made with that person’s creditors generally in satisfaction of that person’s debts; (d) a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months; Agents Offices including the title “director” Power to borrow Disqualification as a director

(e) notification is received by the Company from the director that the director is resigning or retiring from office, and such resignation or retirement has taken effect in accordance with its terms; (f) that person has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and that person’s alternate director (if any) has not attended in that person’s place during that period and the board resolves that that person’s office be vacated; or (g) that person receives notice executed by not less than three-quarters of the other directors stating that that person should cease to be a director. In calculating the number of directors who are required to give such notice to the director, (i) an alternate director appointed by a director acting in that director’s capacity as such shall be excluded; and (ii) a director and any alternate director appointed by that director and acting in that director’s capacity as such shall constitute a single director for this purpose, so that notice by either shall be sufficient. 89. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim that director may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against their removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. NON-EXECUTIVE DIRECTORS 90. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £3,000,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board. 91. Any director who does not hold executive office and who serves on any committee of the board or, at the request of the board, goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 90) be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the board may determine. DIRECTORS’ EXPENSES 92. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any Power of Company to remove director Ordinary remuneration Additional remuneration Directors may be paid expenses class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties. EXECUTIVE DIRECTORS 93. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any such director for that director’s employment by the Company or for the provision by the director of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms including, without limitation, terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation. 94. Any appointment of a director to an executive office shall terminate if that director ceases to be a director but without prejudice to any rights or claims which that director may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because that director’s appointment to such executive office terminates. 95. The emoluments of any director holding executive office for their services as such shall be determined by the board, and may be of any description including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to that director or that director’s dependants on or after retirement or death, apart from membership of any such scheme or fund. DIRECTORS’ INTERESTS 96.1 For the purposes of section 175 of the Act, the board may authorise any matter proposed to it in accordance with these Articles which would, if not so authorised, involve a breach of duty by a director under that section including, without limitation, any matter which relates to a situation in which a director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company. Any such authorisation will be effective only if: (a) any requirement as to quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director; and (b) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted. The board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but Appointment to executive office Termination of appointment to executive office Emoluments to be determined by the board Authorisation under s175 of the Act such authorisation is otherwise given to the fullest extent permitted. The board may vary or terminate any such authorisation at any time. For the purposes of these Articles, a conflict of interest includes a conflict of interest and duty and a conflict of duties, and interest includes both direct and indirect interests. 96.2 Provided that the director has disclosed to the board the nature and extent of that director’s interest (unless the circumstances referred to in section 177(5) or section 177(6) of the Act apply, in which case no such disclosure is required) a director notwithstanding that director’s office: (a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested; (b) may act alone or by their firm in a professional capacity for the Company (otherwise than as auditor) and the director or their firm shall be entitled to remuneration for professional services as if the director were not a director; and (c) may be a director or other officer of, or employed by, or a party to a transaction or arrangement with, or otherwise interested in, any body corporate: (i) in which the Company is (directly or indirectly) interested as shareholder or otherwise; or (ii) with which the director has such a relationship at the request or direction of the Company. 96.3 A director shall not, by reason of the director’s office, be accountable to the Company for any remuneration or other benefit which they derive from any office or employment or from any transaction or arrangement or from any interest in any body corporate: (a) the acceptance, entry into or existence of which has been approved by the board pursuant to Article 96.1 (subject, in any such case, to any limits or conditions to which such approval was subject); or (b) which the director is permitted to hold or enter into by virtue of paragraph (a), (b) or (c) of Article 96.2; nor shall the receipt of any such remuneration or other benefit constitute a breach of the director’s duty under section 176 of the Act. 96.4 Any disclosure required by Article 96.2 may be made at a meeting of the board, by notice in writing or by general notice or otherwise in accordance with section 177 of the Act. Director may contract with the Company and hold other offices etc Remuneration, benefits etc. Notification of interests

96.5 A director shall be under no duty to the Company with respect to any information which the director obtains or has obtained otherwise than as a director of the Company and in respect of which they owe a duty of confidentiality to another person. However, to the extent that the director’s relationship with that other person gives rise to a conflict of interest or possible conflict of interest, this Article applies only if the existence of that relationship has been approved by the board pursuant to Article 96.1. In particular, the director shall not be in breach of the general duties the director owes to the Company by virtue of sections 171 to 177 of the Act because the director fails: (a) to disclose any such information to the board or to any director or other officer or employee of the Company; and/or (b) to use or apply any such information in performing the director’s duties as a director of the Company. 96.6 Where the existence of a director’s relationship with another person has been approved by the board pursuant to Article 96.1 and that director’s relationship with that person gives rise to a conflict of interest or possible conflict of interest, the director shall not be in breach of the general duties the director owes to the Company by virtue of sections 171 to 177 of the Act because the director: (a) is absent from meetings of the board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or (b) makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser, for so long as the director reasonably believes such conflict of interest or possible conflict of interest subsists. 96.7 The provisions of Articles 96.5 and 96.6 are without prejudice to any equitable principle or rule of law which may excuse the director from: (a) disclosing information, in circumstances where disclosure would otherwise be required under these Articles; or (b) attending meetings or discussions or receiving documents and information as referred to in Article 96.6, in circumstances where such attendance or receiving such documents and information would otherwise be required under these Articles. GRATUITIES, PENSIONS AND INSURANCE 97.1 The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business Duty of confidentiality to another person Consequences of authorisation Without prejudice to equitable principles or rule of law Gratuities and pensions acquired by, any of them, and for any member of that person’s family (including a spouse, a civil partner, a former spouse and a former civil partner) or any person who is or was dependent on that person, and may (as well before as after that person ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit. 97.2 Without prejudice to the provisions of Article 140, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was: (a) a director, officer, or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or (b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 97.2(a) are or have been interested, including, without limitation, insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of that person’s duties or in the exercise or purported exercise of that person’s powers or otherwise in relation to that person’s duties, powers or offices in relation to the relevant body or fund. 97.3 No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company. 98. The board may make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiaries other than a director or former director or shadow director in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary. Any such provision shall be made by a resolution of the board in accordance with section 247 of the Act. PROCEEDINGS OF THE BOARD 99. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit (including holding meetings outside the United Kingdom). A director may, and the secretary at the request of a director shall, call a meeting of the board. Questions arising at any meeting shall be decided by a majority of votes of those attending, such majority representing not less than one-third of all directors. In case of an equality of votes, the chair of the meeting shall have a second or casting vote. It shall be necessary to give reasonable notice of a meeting of directors to all directors taking into account the residence of the directors. Notice of a board meeting shall be deemed to be properly given to a director if it is given to the director personally or by word of mouth or sent in hard copy form to the director at the director’s last known address or Insurance Directors not liable to account Section 247 of the Act Convening meetings such other address (if any) as may for the time being be specified by the director or on the director’s behalf to the Company for that purpose, or sent in electronic form to such address (if any) for the time being specified by the director or on the director’s behalf to the Company for that purpose. Any director may waive notice of a meeting and any such waiver may be retrospective. Any notice pursuant to this Article need not be in writing if the board so determines and any such determination may be retrospective. 100. The quorum necessary for the transaction of the business of the directors shall be a majority of the full board of directors, of whom at least 4 must be non-executive directors. A person who holds office only as an alternate director may, if the alternate director’s appointer is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects. 101. The continuing directors may act notwithstanding any vacancies in their number, but, if the number of directors is less than the minimum number fixed by the Articles, the continuing directors may act only for the purpose of filling vacancies to that minimum number or of calling a general meeting. 102. The board may appoint one of their number to be the chair, and one or more of their number to be the deputy chair or deputy chairmen, of the board and may at any time remove either or any of them from such office. Unless the director appointed is unwilling to do so, the director appointed as chair, or in their stead any director appointed as a deputy chair (and if more than one deputy chair has been appointed, the director who has held the office of deputy chair for the longest period), shall preside at every meeting of the board at which that director is present. If there is no director holding either of those offices, or if neither the chair nor a deputy chair is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chair of the meeting. 103. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote. 104. A resolution in writing agreed to by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose: (a) a director signifies such director’s agreement to a proposed written resolution when the Company receives from the director a document indicating the director’s agreement to the resolution authenticated in the manner permitted by the Companies Acts for a document in the relevant form; Quorum Powers of directors if number falls below minimum Chair and deputy chair Validity of acts of the board Resolutions in writing

(b) the director may send the document in hard copy form or in electronic form to such address (if any) for the time being specified by the Company for that purpose; (c) if an alternate director signifies such alternate director’s agreement to the proposed written resolution, the alternate director’s appointer need not also signify the alternate director’s appointer’s agreement; and (d) if a director signifies such director’s agreement to the proposed written resolution, an alternate director appointed by such director need not also signify such alternate director’s agreement in that capacity. 105. Without prejudice to the first sentence of Article 99, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if that person is able (directly or by telephonic or electronic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chair of the meeting is. The word meeting in these Articles shall be construed accordingly. 106.1 Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which that director has an interest (other than by virtue of that director’s interests in shares or debentures or other securities of, or otherwise in or through, the Company) which can reasonably be regarded as likely to give rise to a conflict with the interests of the Company, unless that director’s interest arises only because the resolution concerns one or more of the following matters: (a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by the director or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings; (b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security; (c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate; (d) a contract, arrangement, transaction or proposal concerning any other body corporate in which the director or any person connected with the director is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if the director and any persons connected with the Meetings by telephone etc. Directors’ power to vote on contracts in which they are interested director do not to that director’s knowledge hold an interest (as that term is used in sections 820 to 825 of the Act) representing one per cent. or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which the director’s interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be likely to give rise to a conflict with the interests of the Company in all circumstances); (e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award the director any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and (f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company. 106.2 For the purposes of this Article, in relation to an alternate director, an interest of the alternate director’s appointer shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise. 106.3 The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of the board or of a committee of the board. 107. Where proposals are under consideration concerning the appointment (including, without limitation, fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning that director’s own appointment. 108. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chair of the meeting and the chair’s ruling in relation to any director other than the chair shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chair of the meeting, it shall be decided by resolution of the board (on which the chair shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chair have not been fairly disclosed. Interests of alternative directors Suspension or relaxation of voting prohibition by ordinary resolution Division of proposals Decision of chair final and conclusive

SECRETARY 109. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between the secretary and the Company. MINUTES 110.1 The board shall cause minutes to be recorded for the purpose of: (a) all appointments of officers made by the board; and (b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors and others present at each such meeting. 110.2 Any such minutes, if purporting to be authenticated by the chair of the meeting to which they relate or of the next meeting, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them. THE SEAL 111. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall attest any document executed under the seal. If they do not, it shall be attested by at least one director and the secretary or by at least two directors. Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document. A document executed, with the authority of a resolution of the board, in any manner permitted by section 44(2) of the Act and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. 112. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any attestation affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any attestation. REGISTERS 113. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register. 114. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from: Appointment and removal of secretary Minutes required to be kept Conclusiveness of minutes Authority required for execution of deed Certificates for shares and debentures Overseas and local registers Authentication and certification of copies and extracts

(a) any document comprising or affecting the constitution of the Company, whether in hard copy form or electronic form; (b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in hard copy form or electronic form; and (c) any book, record and document relating to the business of the Company, whether in hard copy form or electronic form (including, without limitation, the accounts). If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in hard copy form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting. DIVIDENDS 115. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board. 116. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may: (a) pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear; and (b) pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights. 117.1 Dividends may be declared and paid in any currency or currencies that the board shall determine. The board may also determine the exchange rate and the relevant date for determining the value of the dividend in any currency. 117.2 Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call Declaration of dividends Interim dividends Declaration and payment in different currencies Apportionment of dividends is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. 118.1 A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets including, without limitation, paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution including, without limitation: (a) the fixing of the value for distribution of any assets; (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members; and (c) the vesting of any asset in a trustee. 118.2 In respect of any interim dividend declared by the board pursuant to Article 116, the board may, if authorised by an ordinary resolution of the Company, determine that such interim dividend shall be satisfied wholly or partly by the distribution of assets including, without limitation, paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution including, without limitation, any of the arrangements referred to in Article 118.1. 119.1 The board may, if authorised by an ordinary resolution of the Company (the Resolution), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 119.2 or, subject to those provisions, specified in the Resolution. 119.2 The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 119.1. (a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period. (b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a new share). For this purpose, the value of each new share shall be: (i) equal to the average quotation for the Company’s ordinary shares, that is the average of the middle market quotations for those shares on the London Stock Exchange plc, as derived from the Daily Official List, on the day on which such shares are first quoted ex the relevant dividend and the four subsequent dealing days; or (ii) calculated in any other manner specified by the Resolution, Dividends in specie Dividends in specie cont. Scrip dividends: authorising resolution Scrip dividends: procedures but shall never be less than the par value of the new share. A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value. (c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective. (d) The board shall not proceed with any election unless the board has sufficient authority to allot shares and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined. (e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them. (f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the elected shares) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 119.2(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including, without limitation, the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 119.2(b). (g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend. (h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including, without limitation, payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by, or on behalf of, any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder. (i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned. (j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article. 120. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by the member to the Company in respect of that share. If a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person’s transferee) becomes the holder of that share. 121.1 Any dividend or other moneys payable in respect of a share may be paid (whether in sterling or foreign currency) by such method or combination of methods as the board, in its absolute discretion, may decide. Different methods of payment may apply to different holders or groups of holders. Without limiting any other method of payment that the board may decide, the board may decide that payment shall be made wholly or partly: (a) by inter-bank transfer or by electronic means or by any other means to an account (of a type approved by the board) nominated by the holder in writing or in such other manner as the board may decide; (b) in respect of an uncertificated share, by means of the relevant system (subject to the facilities and requirements of the relevant system); or (c) by cheque or warrant or any similar financial instrument made payable to or to the order of the holder. 121.2 If the board decides in accordance with Article 121.1 that more than one method of payment of a dividend or other moneys payable in respect of a share may be used to pay any holder or group of holders, the Company may notify the relevant holders: (a) of the methods of payment decided by the board; and (b) that the holders may nominate one of these methods of payment in writing or in such other manner as the board may decide; and if any holder does not nominate a method of payment pursuant to paragraph (b) of this Article, the dividend or other moneys may be paid by such method as the board may decide. 121.3 If the board decides in accordance with Article 121.1 that only one method of payment of a dividend or other moneys payable in respect of a share may be used to pay any holder or group of holders, the Company may notify the relevant holders accordingly. Permitted deductions and retentions Methods of payment to holders and others entitled Election if more than one payment method available Notification if one payment method available

121.4 If the board decides that a payment of a dividend or other moneys payable in respect of a share to any holder or group of holders shall be made to an account (of a type approved by the board) nominated by the holder, but any holder does not nominate such an account, or does not provide the details necessary to enable the Company to make a payment to the nominated account, or a payment to the nominated account is rejected or refunded, the Company shall treat the payment as an unclaimed dividend and Article 124 shall apply. 121.5 Without prejudice to Article 120, if a person is entitled by transmission to a share, the Company may, for the purposes of Articles 121.1, 121.2 and 121.4, rely in relation to the share on that person’s written direction, designation or agreement, or notice to the Company. 121.6 If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may (without prejudice to Article 120): (a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and (b) for the purposes of Articles 121.1, 121.2 and 121.4, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them. 121.7 A cheque or warrant or any similar financial instrument may be sent by post: (a) if a share is held by a sole holder, to the registered address of the holder of the share; or (b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or (c) without prejudice to Article 120, if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 132; or (d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company. 122. Payment of a cheque or warrant or similar financial instrument by the bank on which it was drawn, or the transfer of funds by the bank instructed to make the transfer, or payment by electronic means or by any other means approved by the board directly to an account (of a type approved by the board), or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may include the sending by the Company or by any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders or, if permitted by the Company, of such person as the holder or joint holders may in writing direct) shall be a good discharge to the Company. Every cheque or warrant or similar financial instrument sent, or transfer of funds or payment made, in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall Failure to nominate an account Entitlement by transmission Joint entitlement Payment by post Discharge to Company and risk have no responsibility for any sums lost or delayed in the course of payment by any method used by the Company in accordance with Article 121.1. 123. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share. 124. The amount of any unclaimed dividend, or any amount treated as an unclaimed dividend pursuant to Article 121.4, or other moneys payable in respect of a share that are unclaimed, may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants, cheques and similar financial instruments by post or otherwise to a holder if those instruments have been returned undelivered, or left uncashed by, that holder on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the holder’s new address. The entitlement conferred on the Company by this Article in respect of any holder shall cease if the holder claims a dividend or cashes a dividend warrant, cheque or similar financial instrument. Any dividend, or any amount treated as an unclaimed dividend pursuant to Article 121.4, or any other moneys payable in respect of a share shall be forfeited and cease to remain owning by the Company if: (a) the dividend, amount or moneys has or have remained unclaimed for 12 years from the date when it or they became due for payment and the board so resolves; or (b) the share in respect of which the dividend, amount or other moneys is or are payable is sold pursuant to Article 137.1 or 137.2, whichever is the first to occur. CAPITALISATION OF PROFITS AND RESERVES 125. The board may with the authority of an ordinary resolution of the Company: (a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund including without limitation the Company’s share premium account and capital redemption reserve, if any; (b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions; (c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution Interest not payable Treatment of unclaimed dividends or amounts treated as unclaimed Power to capitalise may, for the purposes of this Article, only be applied in paying up shares to be allotted to members credited as fully paid; (d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; (e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties; (f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either: (i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or (ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any agreement made under that authority shall be binding on all such members; (g) generally do all acts and things required to give effect to the ordinary resolution; and (h) for the purposes of this Article, unless the relevant resolution provides otherwise, if the Company holds treasury shares of the relevant class at the record date specified in the relevant resolution, it shall be treated as if it were entitled to receive the dividends in respect of those treasury shares which would have been payable if those treasury shares had been held by a person other than the Company. RECORD DATES 126. Notwithstanding any other provision of these Articles, the Company or the board may: (a) fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made; Record dates for dividends etc.

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting (which shall, if the board so specifies, be calculated taking no account of any part of a day that is not a working day), by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article shall be disregarded in determining the rights of any person to attend or vote at the meeting; and (c) for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent. ACCOUNTS 127. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction. 128. Subject to the Companies Acts, a copy of the Company’s annual accounts and reports for that financial year shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company’s debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders. A copy need not be sent to a person for whom the Company does not have a current address. 129. Subject to the Companies Acts, the requirements of Article 128 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a strategic report with supplementary material, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts. NOTICES 130. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. 131.1 Subject to Article 130 and unless otherwise provided by these Articles, the Company shall send or supply a document or information that is required or authorised to be sent or supplied to a member or any other person by the Company by a provision of the Companies Acts or pursuant to these Articles or to any other rules or regulations Rights to inspect records Sending of annual accounts Strategic report and supplementary material When notice required to be in writing Methods of Company sending notice to which the Company may be subject in such form and by such means as it may in its absolute discretion determine provided that the provisions of the Act which apply to sending or supplying a document or information required or authorised to be sent or supplied by the Companies Acts shall, the necessary changes having been made, also apply to sending or supplying any document or information required or authorised to be sent by these Articles or any other rules or regulations to which the Company may be subject. 131.2 Subject to Article 130 and unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send a document or information pursuant to these Articles to the Company in such form and by such means as it may in its absolute discretion determine provided that: (a) the determined form and means are permitted by the Companies Acts for the purpose of sending or supplying a document or information of that type to a company pursuant to a provision of the Companies Acts; and (b) unless the board otherwise permits, any applicable condition or limitation specified in the Companies Acts including, without limitation, as to the address to which the document or information may be sent, is satisfied. Unless otherwise provided by these Articles or required by the board, such document or information shall be authenticated in the manner specified by the Companies Acts for authentication of a document or information sent in the relevant form. 131.3 In the case of joint holders of a share, any document or information shall be sent to the joint holder whose name stands first in the register in respect of the joint holding and any document or information so sent shall be deemed for all purposes sent to all the joint holders. 131.4 A member whose registered address is not within the United Kingdom who sends to the Company an address within the United Kingdom at which a document or information may be sent to the member shall be entitled to have the document or information sent to the member at that address (provided that, in the case of a document or information sent by electronic means, including without limitation any notification required by the Companies Acts that the document or information is available on a website, the Company so agrees, which agreement the Company shall be entitled to withhold in its absolute discretion including, without limitation, in circumstances in which the Company considers that the sending of the document or information to such address using electronic means would or might infringe the laws of any other jurisdiction) but otherwise no such member shall be entitled to receive any document or information from the Company. 131.5 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called. Methods of member etc. sending notice Notice to joint holders Registered address outside UK Deemed receipt of notice

131.6 The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic means for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company. 132. A document or information may be sent or supplied by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a document or information to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by, or on behalf of, the person or persons claiming to be so entitled. Until such an address has been supplied, a document or information may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred. 133. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before that person’s name is entered in the register, has been sent to a person from whom that person derives their title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 54.1 to a person from whom they derive their title. 134.1 Where a document or information is sent or supplied by post (including by airmail), service or delivery shall be deemed to be received at the expiration of 48 hours after the time when the cover containing the same is posted and proof that such cover was properly addressed, stamped and posted shall be conclusive evidence that the document or information was sent. Proof that a document or information was properly addressed, pre-paid and posted shall be conclusive evidence that the document or information was sent or supplied. 134.2 A member shall not be entitled to receive any document or information that is required or authorised to be sent or supplied to the member by the Company by a provision of the Companies Acts or pursuant to these Articles or to any other rules or regulations to which the Company may be subject if documents or information sent or supplied to that member by post in accordance with the Articles have been returned undelivered to the Company: (a) on at least two consecutive occasions; or (b) on one occasion and reasonable enquiries have failed to establish the member’s address. Without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting. A member to whom this Article applies shall become entitled to receive such documents or information when that member has given the Company an address to which they may be sent or supplied. Terms and conditions for electronic communications Notice to persons entitled by transmission Transferees etc. bound by prior notice Proof of sending/when notices etc. deemed sent by post Uncontactable shareholders

134.3 A document or information sent by the Company to a member by hand shall be deemed to have been received by the member when it is handed to the member or left at the member’s registered address or an address notified to the Company in accordance with Article 131.4. 134.4 Proof that a document or information sent or supplied by electronic means was properly addressed shall be conclusive evidence that the document or information was sent or supplied. A document or information sent or supplied by the Company to a member in electronic form shall be deemed to have been received by the member on the day following that on which the document or information was sent to the member. Such a document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such document or information by post to the member. 134.5 A document or information sent or supplied by the Company to a member by means of a website shall be deemed to have been received by the member: (a) when the document or information was first made available on the website; or (b) if later, when the member is deemed by Article 134.1, 134.3 or 134.4 to have received notice of the fact that the document or information was available on the website. Such a document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such document or information by post to the member. 135. 135.1 Subject to the Companies Acts, if at any time the Company is unable effectively to convene a general meeting by notices sent through the post by reason of the suspension or curtailment of postal services within the United Kingdom, notice of a general meeting shall nonetheless be deemed to have been duly given to all the members and other persons entitled thereto if published by means of a notice on the Company’s website or an announcement to a regulatory information service and such notice shall be deemed to have been sent to all members and other persons entitled to have notice of meetings sent to them at the time at which the notice appears on the Company’s website or the announcement is published via a regulatory information service. In any such case, the Company shall send confirmatory copies of the notice by post to those members (and other persons entitled thereto) affected by the suspension or curtailment of postal services, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable. 135.2 Subject to the Companies Acts, if at any time the Company is unable effectively to convene a general meeting by notices sent by electronic communication as a result of general technical failure, notice of a general meeting shall nonetheless be deemed to have been duly given to all the members and other persons entitled thereto if published by means of a notice on its Company’s website or an announcement to a regulatory When notices etc. deemed sent by hand When notices etc. deemed sent by electronic means When notices etc. deemed sent by website Notice during disruption of services postal Notice during a technical failure information service and such notice shall be deemed to have been duly served on all members and other persons entitled to have notice of meetings sent to them at the time at which the notice appears on the Company’s website or the announcement is published via a regulatory information service. In any such case, the Company shall send confirmatory copies of the notice in electronic form to those members (and other persons entitled thereto) affected by the general technical failure, if at least seven days before the meeting the sending of notices in electronic form again becomes practicable. DESTRUCTION OF DOCUMENTS 136.1 The Company shall be entitled to destroy: (a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration; (b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording; (c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation; (d) all paid dividend warrants, cheques and similar financial instruments at any time after the expiration of one year from the date of actual payment; (e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and (f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded. 136.2 It shall conclusively be presumed in favour of the Company that: (a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 136.1 was duly and properly made; (b) every instrument of transfer destroyed in accordance with Article 136.1 was a valid and effective instrument duly and properly registered; (c) every share certificate destroyed in accordance with Article 136.1 was a valid and effective certificate duly and properly cancelled; and (d) every other document destroyed in accordance with Article 136.1 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company, but: Power of Company to destroy documents Presumption in relation to destroyed documents

(e) the provisions of this Article and Article 136.1 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant; (f) nothing in this Article or Article 136.1 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 136.1 or in any other circumstances which would not attach to the Company in the absence of this Article or Article 136.1; and (g) any reference in this Article or Article 136.1 to the destruction of any document includes a reference to its disposal in any manner. UNTRACED SHAREHOLDERS 137.1 The Company shall be entitled to sell all or any of the shares of a member or the shares to which a person is entitled by transmission if: (a) there has been a period of 12 years during which at least three dividends in respect of the shares in question (or any shares from which those shares have been derived) have become payable but no dividend has been claimed (the relevant period); (b) the Company has made reasonable enquiries to establish the address of the member or person entitled; (c) the company has sent a notice (a sale notice) stating that it intends to sell the shares to the last known address of the member or person entitled; and (d) during the relevant period and the period of three months following the date on which the sale notice is deemed to have been received by the member or person entitled the Company has received no indication either of the whereabouts or of the existence of such member or person. 137.2 If the Company is entitled to sell any share pursuant to Article 137.1, it shall be entitled to sell any additional share issued at any time to the holder or person entitled in right of that share (or in right of any such share). 137.3 A sale pursuant to Article 137.1 or 137.2 may be made at such time and price and on such terms as the board may determine and to give effect to any such sale, the board may: (a) where the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or (b) where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. Power to dispose of shares of untraced shareholders Power to sell other shares Transfer on sale

137.4 An instrument of transfer executed by that person in accordance with Article 137.3(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 137.3(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, and the transferee’s title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale. 137.5 The net proceeds of sale shall belong to the Company. The Company shall not be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds. The Company shall be entitled to use the proceeds in any way the board may from time to time think fit. WINDING UP 138. If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Insolvency Act 1986: (a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members; (b) vest the whole or any part of the assets in trustees for the benefit of the members; and (c) determine the scope and terms of those trusts, but no member shall be compelled to accept any asset on which there is a liability. 139. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale. INDEMNITY 140. Subject to the provisions of the Companies Acts, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified out of the assets of the Company against any liability incurred by such director or other officer for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Article shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this Article, or any element of it, to be treated as void under the Act or otherwise under the Companies Acts. Effectiveness of transfer Proceeds of sale Liquidator may distribute in specie Disposal of assets by liquidator Indemnity to directors and officers

APPROVED DEPOSITARIES 141. An Approved Depositary may appoint as its proxy or proxies such person or persons as it thinks fit and may determine the method by which, and the terms on which, such appointments are made, save that each such appointment shall specify the number of shares in respect of which the appointment is made and the aggregate number of shares in respect of which appointments subsist at any one time shall not exceed the aggregate number of shares (such aggregate number of shares, the Depositary Shares) which for the time being shall be registered in the name of the Approved Depositary or its nominee. 142. The Approved Depositary (other than DTC and the DTC Nominee) shall maintain a register or system(s) (the Proxy Register) in which shall be recorded the names and addresses and such other details as the directors may determine of each person who is for the time being so appointed as a proxy pursuant to Article 141 (an Appointed Proxy) and the number of Depositary Shares (his Appointed Number) in respect of which such appointment for the time being subsists. The Proxy Register shall be open to inspection by any person authorised by the Company during usual business hours and the Approved Depositary shall furnish to the Company or its agents upon demand all such information as to the contents of the Proxy Register, or any part of it, as may be requested. 143. Subject to the Companies Acts and to the provisions of these Articles, and so long as the Depositary Shares shall be of a sufficient number so as to include their Appointed Number, an Appointed Proxy: (a) shall upon production to the Company at a general meeting of written evidence of the Appointed Proxy’s appointment (which shall be in such form as the Company and the Approved Depositary shall determine from time to time) be entitled to the same rights, and subject to the same restrictions, in relation to the Appointed Proxy’s Appointed Number of the Depositary Shares as though such shares were registered in the name of the Appointed Proxy and, in relation to the Appointed Proxy’s appointment as an Appointed Proxy, as though the Appointed Proxy were a person appointed as proxy in accordance with these Articles; and (b) shall be entitled, in accordance with Articles 59 and 60, to appoint another person as their proxy in relation to their Appointed Number of Depositary Shares, so that the provisions of these Articles shall apply in the same way in relation to a person appointed pursuant to this Article as though such shares were registered in the name of the Appointed Proxy. 144. The Company may send to the Appointed Proxies as appearing in the Proxy Register at their addresses as shown in the Proxy Register all notices and other documents or information which are sent to the holders of shares. 145. The Company may pay to an Appointed Proxy at the Appointed Proxy’s address as shown in the Proxy Register all dividends payable on the shares in respect of which the Appointed Proxy has been appointed as Appointed Proxy, and payment of any such Appointment of proxies by Approved Depositaries Register of Appointed Proxies Rights of Appointed Proxies Notices to Appointed Proxies Payment of dividends to Appointed Proxies dividend shall be a good discharge to the Company of its obligation to make payment to the Approved Depositary in respect of the shares concerned. 146. (a) For the purposes of determining which persons are entitled as Appointed Proxies: (i) to exercise the rights conferred by Article 143; (ii) to receive documents sent pursuant to Article 144; and (iii) to be paid dividends pursuant to Article 145, and the number of Depositary Shares in respect of which a person is to be treated as having been appointed as an Appointed Proxy for such purpose, the Approved Depositary may determine that the Appointed Proxies who are so entitled shall be the persons entered in the Proxy Register at the close of business on a date (an Approved Depositary Record Date) determined by the Approved Depositary in consultation with the Company. (b) When an Approved Depositary Record Date is determined for a particular purpose: (1) the number of Depositary Shares in respect of which a person entered in the Proxy Register as an Appointed Proxy is to be treated as having been appointed for that purpose shall be the number appearing against their name in the Proxy Register as at the close of business on the Approved Depositary Record Date; and (2) changes to entries in the Proxy Register after the close of business on the Approved Depositary Record Date shall be disregarded in determining the entitlement of any person for the purpose concerned. 147. Except as required by law, no Appointed Proxy shall be recognised by the Company as holding any interest in shares upon any trust and subject to the recognition of the rights conferred in relation to general meetings by appointments made by Appointed Proxies pursuant to Article 143(b) the Company shall be entitled to treat any person entered in the Proxy Register as an Appointed Proxy as the only person (other than the Approved Depositary) who has any interest in the share in respect of which the Appointed Proxy has been appointed. 148. If any question shall arise as to whether any particular person or persons has or have been validly appointed to vote (or exercise any other right) in respect of any Depositary Shares (whether by reason of the aggregate number of shares in respect of which appointments are recorded in the Proxy Register exceeding the aggregate number of Depositary Shares or for any other reason) such question shall, if arising at or in relation to a general meeting, be determined by the chair of the meeting and, if arising in any other circumstances, be determined by the directors whose determination (which Approved Depositary Record Date Trusts not recognised Validity of appointments in respect of Depositary Shares may include declining to recognise a particular appointment or appointments as valid) shall if made in good faith be conclusive and binding on all persons interested. ARRANGEMENTS IN RESPECT OF THE HARMONISED LISTING STRUCTURE 149.1 Subject to Article 149.2, immediately upon the implementation of the Harmonised Listing Structure, the following transactions shall be implemented in respect of each DTC Eligible London Listed Share (including, for the avoidance of doubt, any Ordinary Shares held in the CSN Facility) or CSN Eligible Certificated Share that was in issue immediately prior to the implementation of the Harmonised Listing Structure: (a) each such Ordinary Share shall be automatically transferred (by first transferring such Ordinary Shares to the Initial Depositary Nominee, as nominee for the Initial Depositary, in the manner set out in Article 149.8) to the DTC Nominee, as nominee for The Depository Trust Company (DTC); (b) any outstanding share certificate(s) in respect of such Ordinary Shares shall be automatically cancelled, without any further action by the Relevant Member or the Company; (c) following which, the DTC Nominee shall be recorded as the registered holder of each such Ordinary Share, as nominee for DTC, and DTC shall credit a book entry interest in respect of each such Ordinary Share to the DTC participant account of the DI Custodian, as custodian for the DI Depositary; and (d) in respect of the DTC Eligible London Listed Shares only: (i) the DI Depositary shall hold its interest in such Ordinary Share on trust as bare trustee under English law for the Relevant Member, against the issue to such Relevant Member of a depositary interest through CREST representing a beneficial interest in such Ordinary Share on a one for one basis (an AstraZeneca DI) under the arrangements described in the shareholder circular published by the Company in relation to the Harmonised Listing Structure dated 29 September 2025 (the Circular), including such interests in Ordinary Shares which are held as AstraZeneca DIs by Computershare Company Nominees Limited (or such other entity as the CSN Operator may nominate) in respect of the CSN Facility; and (ii) the Relevant Member will be bound by the terms and conditions of the DI Deed (as defined in the Circular) made by the DI Depositary concerning the AstraZeneca DIs and, in the case of Relevant Members who hold through the CSN Facility, the terms and conditions under which the CSN Operator provides the CSN Facility. 149.2 Any AstraZeneca DI which is issued in respect of a CSN Eligible Certificated Share shall be issued to Computershare Company Nominees Limited (or such other entity as the CSN Operator may nominate), which will hold such AstraZeneca DI as nominee for the CSN Operator, with the CSN Operator acting as trustee for such Transfer of DTC Eligible London Listed Shares and CSN Eligible Certificated Shares Transfer of CSN Eligible Certificated Shares

formerly certificated Relevant Member under the CSN Facility and the Relevant Member shall be bound by the terms and conditions under which the CSN Operator provides the CSN Facility in addition to the terms and conditions of the DI Deed, each as amended from time to time. 149.3 Immediately upon the implementation of the Harmonised Listing Structure, the following transactions shall be implemented in respect of each CSN Non-Eligible Certificated Share: (a) each such CSN Non-Eligible Certificated Share shall be automatically transferred (by first transferring such CSN Non-Eligible Certificated Shares to the Initial Depositary Nominee, as nominee for the Initial Depositary, in the manner set out in Article 149.8) to the DTC Nominee, as nominee for DTC; (b) any outstanding share certificate(s) in respect of such CSN Non-Eligible Certificated Shares shall be automatically cancelled, without any further action by such Relevant Member or the Company; and (c) following which, the DTC Nominee shall be recorded as the registered holder of each such CSN Non-Eligible Certificated Share, as nominee for DTC, and DTC shall credit a book entry interest in respect of each such CSN Non-Eligible Certificated Share to the DTC participant account of the Election Agent, which shall hold such book entry interest as election agent for such Relevant Member for a period not to exceed 180 calendar days (unless otherwise agreed between the Company and the Election Agent) under the arrangements described in the Circular. 149.4 Immediately upon the implementation of the Harmonised Listing Structure, the following transactions shall be implemented in respect of each DTC Eligible Swedish Listed Share: (a) each such DTC Eligible Swedish Listed Share shall be automatically transferred (by first transferring such DTC Eligible Swedish Listed Shares to the Initial Depositary Nominee, as nominee for the Initial Depositary, in the manner set out in Article 149.8) to the DTC Nominee, as nominee for DTC; and (b) following which, the DTC Nominee shall be recorded as the registered holder of each such DTC Eligible Swedish Listed Share, as nominee for DTC, and DTC shall credit a book entry interest in respect of each such DTC Eligible Swedish Listed Share to the DTC participant account of Euroclear Bank SA/NV (or such other entity as Euroclear Sweden AB may nominate), as custodian for Euroclear Sweden AB, under the arrangements described in the Circular. 149.5 Nothing in Articles 149.1, 149.2, 149.3, 149.4 or 149.6 shall apply to Ordinary Shares held by any Affiliate Shareholder immediately prior to the effectiveness of the Harmonised Listing Structure (including Ordinary Shares represented by ADSs immediately prior to the effectiveness of the Harmonised Listing Structure) which are, or are identified by the Company to CTCNA as to be treated as, restricted securities for Transfer of CSN Non-Eligible Certificated Shares Transfer of DTC Eligible Swedish Listed Shares Transfer of Affiliate Shares

the purposes of US federal securities laws (the Affiliate Shares). Instead, immediately upon the effectiveness of the Harmonised Listing Structure: (a) each such Affiliate Share shall be automatically transferred to the Initial Depositary Nominee, as nominee for the Initial Depositary; (b) any outstanding share certificate(s) in respect of such Affiliate Shares shall be automatically cancelled, without any further action by such Affiliate Shareholder or the Company; (c) following which, the Initial Depositary Nominee shall be recorded as the registered holder of such Affiliate Shares and the Initial Depositary shall issue to (or for the benefit of) each such Affiliate Shareholder AstraZeneca DRs representing such Affiliate Shares on a one for one basis under the arrangements described in the Circular; and (d) each such Affiliate Shareholder shall be bound by the terms and conditions of the DR Terms. 149.6 Nothing in Articles 149.1 to 149.5 (inclusive) shall apply to Ordinary Shares that are in issue immediately prior to the effectiveness of the Harmonised Listing Structure and that are held by the ADR Depositary (or by its appointed nominee), in its capacity as depositary of Ordinary Shares in connection with the ADR Programme (other than Ordinary Shares held by any Affiliate Shareholder immediately prior to the effectiveness of the Harmonised Listing Structure or which otherwise are, or are identified by the Company to CTCNA as to be treated as, Affiliate Shares, in each case to which Article 149.5 applies). Instead, immediately upon the effectiveness of the Harmonised Listing Structure: (a) with respect to Ordinary Shares represented by ADSs which are registered in the name of the DTC Nominee (as nominee for DTC) immediately prior to the effectiveness of the Harmonised Listing Structure (the Cede ADS Shares): (i) each such Cede ADS Share shall be automatically transferred (by first transferring such Cede ADS Shares to the Initial Depositary Nominee, as nominee for the Initial Depositary, in the manner set out in Article 149.8) from Guaranty Nominees Limited (as nominee for the ADR Depositary) to the DTC Nominee, as nominee for DTC; (ii) following which, the DTC Nominee shall be recorded as the registered holder of such number of Cede ADS Shares as is equal to the number Cede ADS Shares which such ADSs represent, as nominee for DTC, and DTC shall credit a book entry interest in respect of each such Cede ADS Share to the DTC Participant account of the relevant ADS DTC Participant in respect of the Cede ADS Shares to which such ADS DTC Participant is beneficially entitled; and Transfer of Cede ADS Shares and Other ADS Shares and cancellation of ADSs

(iii) book entry interests held by the ADS DTC Participants in the ADSs representing such Cede ADS Shares will be debited (without further crediting) and the relevant ADSs will be cancelled on or shortly after the effectiveness of the Harmonised Listing Structure; and (b) with respect to Ordinary Shares represented by ADSs where such ADSs are registered in the name of any holder other than the DTC Nominee, as nominee for DTC, (the Other Registered ADS Holders) immediately prior to the implementation of the Harmonised Listing Structure (the Other ADS Shares): (i) each such Other ADS Share shall be automatically transferred (by first transferring such Other ADS Shares to the Initial Depositary Nominee, as nominee for the Initial Depositary, in the manner set out in Article 149.8) to the DTC Nominee, as nominee for DTC; (ii) any outstanding share certificate(s) in respect of such Other ADS Shares shall be automatically cancelled, without any further action by such Relevant Member or the Company; and (iii) following which, the DTC Nominee shall be recorded as the registered holder of each such Other ADS Share, as nominee for DTC, and DTC shall credit a book entry interest in respect of each such Other ADS Share to the DTC participant account of the Election Agent, which shall hold such book entry interest as election agent for such Relevant Member for a period not to exceed 180 calendar days (unless otherwise agreed between the Company and the Election Agent) under the arrangements described in the Circular. (c) provided that in the case of both (a) and (b) above, (x) the DTC Nominee (or where the required information is made available to the Company, ADS DTC Participants) and Other Registered ADS Holders whose holding cannot be exchanged for an exact number of Ordinary Shares (and who would otherwise be left with a fractional entitlement) shall not be allocated fractions of Ordinary Shares; and (y) instead, entitlements to Ordinary Shares shall be rounded down to the nearest whole number, the fractions of Ordinary Shares arising on the exchange of ADSs for Ordinary Shares, together with any fractions of Ordinary Shares which have arisen prior to the effectiveness of the Harmonised Listing Structure, shall be aggregated and the whole number of Ordinary Shares represented thereby shall be automatically transferred (by first transferring such Ordinary Shares to the Initial Depositary Nominee, as nominee for the Initial Depositary, in the manner set out in Article 149.8) to the DTC Nominee, as nominee for DTC, following which, the DTC Nominee shall be recorded as the registered holder of each such Ordinary Share, as nominee for DTC. DTC shall credit a book entry interest in respect of each such Ordinary Share to the DTC participant account of an agent nominated by the Company, who shall arrange for interests in such Ordinary Shares to be sold in the open market with the net cash proceeds from the sale thereof being distributed to any former registered holders of Ordinary Shares entitled thereto on a pro rata basis, minus any costs incurred with executing any such sale transactions. 149.7 All mandates, preferences, elections and instructions of members as regards their holding of Ordinary Shares relating to the payment currency of dividends, notices and other communications which are in force immediately prior to the effectiveness of the Harmonised Listing Structure will, to the extent reasonably possible, be continued after the Harmonised Listing Structure becomes effective unless and until varied or revoked by such member at any time thereafter. 149.8 The Company may appoint any person as attorney and/or agent for a member to execute and deliver as transferor a form of register removal, transfer or any required instructions of transfer on behalf of the member (or any subsequent holder or any nominee of such member or any such subsequent holder) or Affiliate Shareholder (as the case may be) in favour of the DTC Nominee (as nominee for DTC) or the Initial Depositary Nominee (as the case may be) and do all such other things and execute and deliver all such documents as may in the opinion of the Company or any attorney and/or agent appointed by it be necessary or desirable to give effect to the arrangements described in this Article (including, without limitation, implementing one or more transfer of Ordinary Sharesto the DTC Nominee (as nominee for DTC) as contemplated in Articles 149.1, 149.2, 149.3, 149.4 or 149.6 by first transferring such Ordinary Shares to the Initial Depositary Nominee (as nominee for the Initial Depositary), following which, the Initial Depositary Nominee shall be recorded as the registered holder of each such Ordinary Share, with AstraZeneca DRs each representing one Ordinary Share being issued by the Initial Depositary for the benefit of the entitled member, before the relevant AstraZeneca DRs shall be cancelled by the Initial Depositary prior to the onward inter-systems transfer of the underlying Ordinary Shares from the Initial Depositary Nominee, as nominee for the Initial Depositary, to the DTC Nominee, as nominee for DTC)). No change to shareholders’ mandates, preferences, elections and instructions Appointment of agents to give effect to the Harmonised Listing Structure

CONTENTS CLAUSE PAGE PRELIMINARY ...............................................................................................2 Table A...................................................................................................2 Definitions..............................................................................................2 Construction...........................................................................................6 SHARE CAPITAL AND LIMITED LIABILITY.......................................................7 Limited liability .....................................................................................7 Rights attaching to Redeemable Preference Shares...............................7 Shares with special rights.......................................................................9 Uncertificated shares............................................................................10 Not separate class of shares .................................................................10 Exercise of Company’s entitlements in respect of uncertificated shares ...............................................................................................................10 Residual allotment powers...................................................................10 Redeemable shares...............................................................................11 Commissions........................................................................................11 Trusts not recognised ...........................................................................11 VARIATION OF RIGHTS ................................................................................11 Method of varying rights .....................................................................11 When rights deemed to be varied.........................................................12 SHARE CERTIFICATES..................................................................................12 Members’ rights to certificates ............................................................12 Replacement certificates......................................................................12 LIEN............................................................................................................13 Company to have lien on shares ..........................................................13 Enforcement of lien by sale .................................................................13 Giving effect to sale .............................................................................13 Application of proceeds.......................................................................13 CALLS ON SHARES.......................................................................................13 Power to make calls.............................................................................13 Time when call made ...........................................................................13 Liability of joint holders......................................................................14 Interest payable ....................................................................................14 Deemed calls........................................................................................14 Differentiation on calls ........................................................................14 Payment of calls in advance.................................................................14 FORFEITURE AND SURRENDER.....................................................................14 Notice requiring payment of call .........................................................14 Forfeiture for non-compliance .............................................................14

Sale of forfeited shares.........................................................................15 Liability following forfeiture ...............................................................15 Surrender..............................................................................................15 Extinction of rights ..............................................................................15 Evidence of forfeiture or surrender......................................................15 TRANSFER OF SHARES .................................................................................16 Form and execution of transfer of certificated share ...........................16 Transfers of partly paid certificated shares..........................................16 Invalid transfers of certificated shares.................................................16 Transfers by recognised persons..........................................................16 Notice of refusal to register..................................................................16 No fee payable on registration .............................................................16 Retention of transfers...........................................................................16 TRANSMISSION OF SHARES..........................................................................16 Transmission........................................................................................16 Elections permitted ..............................................................................17 Elections required ................................................................................17 Rights of persons entitled by transmission ..........................................17 ALTERATION OF SHARE CAPITAL.................................................................17 New shares subject to these Articles....................................................17 Fractions arising...................................................................................17 GENERAL MEETINGS ...................................................................................18 Annual general meetings.....................................................................18 Class meetings .....................................................................................18 Convening general meetings................................................................18 NOTICE OF GENERAL MEETINGS ..................................................................19 Period of notice....................................................................................19 Recipients of notice..............................................................................19 Contents of notice: general ..................................................................19 Contents of notice: additional requirements........................................19 Article 32.6 arrangements....................................................................19 General meetings at more than one place and/or by means of electronic facilities................................................................................................19 Interruption or adjournment where facilities inadequate .....................20 Other arrangements for viewing and hearing proceedings..................20 Controlling level of attendance............................................................20 Change in place and/or time of meeting ..............................................20 Accidental omission to send notice etc................................................21 Security arrangements..........................................................................21 PROCEEDINGS AT GENERAL MEETINGS........................................................22 Quorum ................................................................................................22 If quorum not present...........................................................................22 Chair.....................................................................................................22 Directors entitled to speak ...................................................................23 Adjournment: chair’s powers...............................................................23 Adjournment: procedures.....................................................................23

Amendments to resolutions..................................................................23 Method of voting to apply for so long as Ordinary Shares held in DTC ...............................................................................................................24 Method of voting if general meeting is held electronically .................24 Method of voting at general meetings .................................................24 Declaration of result.............................................................................25 Withdrawal of demand for poll............................................................25 Conduct of poll ....................................................................................25 When poll to be taken ..........................................................................25 Notice of poll .......................................................................................25 Effectiveness of special resolutions.....................................................25 VOTES OF MEMBERS....................................................................................25 Right to vote on a show of hands.........................................................25 Right to vote on a poll..........................................................................26 Votes of joint holders...........................................................................26 Member under incapacity ....................................................................26 Calls in arrears .....................................................................................26 Section 793 of the Act: restrictions if in default..................................26 Copy of notice to interested persons....................................................27 Service on Approved Depositaries.......................................................27 Obligations of Approved Depositaries.................................................27 When restrictions cease to have effect.................................................28 Board may cancel restrictions.............................................................28 Conversion of uncertificated shares.....................................................28 Supplementary provisions....................................................................28 Section 794 of the Act..........................................................................28 Errors in voting ....................................................................................28 Objection to voting ..............................................................................29 Voting: additional provisions...............................................................29 PROXIES AND CORPORATE REPRESENTATIVES.............................................29 Appointment of proxy: form................................................................29 Execution of proxy...............................................................................29 Proxies: other provisions.....................................................................29 Delivery/receipt of proxy appointment................................................29 Authentication of proxy appointment not made by holder..................30 Validity of proxy appointment.............................................................31 Rights of proxy ....................................................................................31 Votes by proxy.....................................................................................31 Corporate representatives.....................................................................31 Revocation of authority........................................................................32 NUMBER OF DIRECTORS ..............................................................................32 Limits on number of directors..............................................................32 APPOINTMENT AND RETIREMENT OF DIRECTORS.........................................32 Number of directors to retire................................................................32 Appointment of directors.....................................................................32 Separate resolutions on appointment ...................................................33 Eligibility for election..........................................................................33

Additional powers of the Company .....................................................33 Appointment by board .........................................................................33 ALTERNATE DIRECTORS..............................................................................33 Power to appoint alternates..................................................................33 Alternates entitled to receive notice.....................................................33 Alternates representing more than one director...................................34 Expenses and remuneration of alternates.............................................34 Termination of appointment ................................................................34 Method of appointment and revocation ...............................................34 Alternate not an agent of appointer......................................................34 POWERS OF THE BOARD...............................................................................34 Business to be managed by board........................................................34 Exercise by Company of voting rights.................................................35 DELEGATION OF POWERS OF THE BOARD.....................................................35 Committees of the board......................................................................35 Local boards, etc. .................................................................................35 Agents..................................................................................................36 Offices including the title “director”....................................................36 BORROWING POWERS .................................................................................36 Power to borrow...................................................................................36 DISQUALIFICATION AND REMOVAL OF DIRECTORS......................................36 Disqualification as a director ...............................................................36 Power of Company to remove director................................................37 NON-EXECUTIVE DIRECTORS.......................................................................37 Ordinary remuneration.........................................................................37 Additional remuneration ......................................................................37 DIRECTORS’ EXPENSES................................................................................37 Directors may be paid expenses...........................................................37 EXECUTIVE DIRECTORS...............................................................................38 Appointment to executive office..........................................................38 Termination of appointment to executive office..................................38 Emoluments to be determined by the board ........................................38 DIRECTORS’ INTERESTS ..............................................................................38 Authorisation under s175 of the Act....................................................38 Director may contract with the Company and hold other offices etc .39 Remuneration, benefits etc...................................................................39 Notification of interests........................................................................39 Duty of confidentiality to another person ............................................40 Consequences of authorisation ............................................................40 Without prejudice to equitable principles or rule of law .....................40 GRATUITIES, PENSIONS AND INSURANCE.....................................................40 Gratuities and pensions........................................................................40 Insurance ..............................................................................................41 Directors not liable to account .............................................................41

Section 247 of the Act.........................................................................41 PROCEEDINGS OF THE BOARD......................................................................41 Convening meetings.............................................................................41 Quorum ................................................................................................42 Powers of directors if number falls below minimum...........................42 Chair and deputy chair.........................................................................42 Validity of acts of the board.................................................................42 Resolutions in writing..........................................................................42 Meetings by telephone etc. ..................................................................43 Directors’ power to vote on contracts in which they are interested.....43 Interests of alternative directors...........................................................44 Suspension or relaxation of voting prohibition by ordinary resolution ...............................................................................................................44 Division of proposals...........................................................................44 Decision of chair final and conclusive.................................................44 SECRETARY.................................................................................................45 Appointment and removal of secretary................................................45 MINUTES.....................................................................................................45 Minutes required to be kept .................................................................45 Conclusiveness of minutes...................................................................45 THE SEAL ....................................................................................................45 Authority required for execution of deed.............................................45 Certificates for shares and debentures .................................................45 REGISTERS ..................................................................................................45 Overseas and local registers.................................................................45 Authentication and certification of copies and extracts.......................45 DIVIDENDS..................................................................................................46 Declaration of dividends......................................................................46 Interim dividends.................................................................................46 Declaration and payment in different currencies.................................46 Apportionment of dividends................................................................46 Dividends in specie..............................................................................47 Dividends in specie cont. .....................................................................47 Scrip dividends: authorising resolution ...............................................47 Scrip dividends: procedures.................................................................47 Permitted deductions and retentions....................................................49 Methods of payment to holders and others entitled.............................49 Election if more than one payment method available..........................49 Notification if one payment method available.....................................49 Failure to nominate an account............................................................50 Entitlement by transmission.................................................................50 Joint entitlement...................................................................................50 Payment by post...................................................................................50 Discharge to Company and risk...........................................................50 Interest not payable ..............................................................................51 Treatment of unclaimed dividends or amounts treated as unclaimed..51

CAPITALISATION OF PROFITS AND RESERVES ..............................................51 Power to capitalise ...............................................................................51 RECORD DATES ...........................................................................................52 Record dates for dividends etc.............................................................52 ACCOUNTS..................................................................................................53 Rights to inspect records......................................................................53 Sending of annual accounts .................................................................53 Strategic report and supplementary material .......................................53 NOTICES......................................................................................................53 When notice required to be in writing .................................................53 Methods of Company sending notice ..................................................53 Methods of member etc. sending notice ..............................................54 Notice to joint holders..........................................................................54 Deemed receipt of notice .....................................................................54 Terms and conditions for electronic communications.........................55 Notice to persons entitled by transmission ..........................................55 Transferees etc. bound by prior notice.................................................55 Proof of sending/when notices etc. deemed sent by post.....................55 Uncontactable shareholders.................................................................55 When notices etc. deemed sent by hand ..............................................56 When notices etc. deemed sent by electronic means...........................56 When notices etc. deemed sent by website..........................................56 Notice during disruption of services postal .........................................56 Notice during a technical failure..........................................................56 DESTRUCTION OF DOCUMENTS....................................................................57 Power of Company to destroy documents...........................................57 Presumption in relation to destroyed documents.................................57 UNTRACED SHAREHOLDERS........................................................................58 Power to dispose of shares of untraced shareholders...........................58 Transfer on sale....................................................................................58 Effectiveness of transfer ......................................................................59 Proceeds of sale....................................................................................59 WINDING UP................................................................................................59 Liquidator may distribute in specie......................................................59 Disposal of assets by liquidator ...........................................................59 INDEMNITY .................................................................................................59 Indemnity to directors and officers......................................................59 APPROVED DEPOSITARIES...........................................................................60 Appointment of proxies by Approved Depositaries ............................60 Register of Appointed Proxies.............................................................60 Rights of Appointed Proxies................................................................60 Notices to Appointed Proxies ..............................................................60 Payment of dividends to Appointed Proxies........................................60 Approved Depositary Record Date......................................................61 Trusts not recognised ...........................................................................61

Validity of appointments in respect of Depositary Shares...................61 ARRANGEMENTS IN RESPECT OF THE HARMONISED LISTING STRUCTURE...62 Transfer of DTC Eligible London Listed Shares and CSN Eligible Certificated Shares...............................................................................62 Transfer of CSN Eligible Certificated Shares......................................62 Transfer of CSN Non-Eligible Certificated Shares .............................63 Transfer of DTC Eligible Swedish Listed Shares................................63 Transfer of Affiliate Shares .................................................................63 Transfer of Cede ADS Shares and Other ADS Shares and cancellation of ADSs................................................................................................64 No change to shareholders’ mandates, preferences, elections and instructions...........................................................................................66 Appointment of agents to give effect to the Harmonised Listing Structure...............................................................................................66